Exhibit 99.1

Vermilion Energy Inc. Confirms First Quarter 2019 Release and Annual General Meeting Date and Provides Webcast Details

CALGARY, April 11, 2019 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) announced today it will release its 2019 first quarter operating and condensed financial results on Thursday, April 25, 2019 after the close of North American markets.  The unaudited financial statements and management discussion and analysis for the first quarter ended March 31, 2019 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General Meeting on April 25, 2019 at 3:00 pm MDT in the Ballroom of the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta.  At the end of the meeting, at approximately 3:15 PM MDT, a presentation will be given by Anthony Marino, President & Chief Executive Officer. Shareholders who are not able to join the event in person may access the meeting by webcast at https://event.on24.com/wcc/r/1963826/3A2A3F4C79C314F3346A6F5C563BA36A. The webcast link, along with the webcast slides, will be available on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm under Upcoming Events prior to the webcast.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion holds a 20% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 8%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2019/11/c2556.html

%CIK: 0001293135

For further information: please contact: Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:00e 11-APR-19